Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Euronav NV:

We consent to the use of our report dated April 17, 2018, with respect to the consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG Bedrijfsrevisoren – Réviseurs d’Entreprises Burg. CVBA

Götwin Jackers Bedrijfsrevisor / Réviseur d’Entreprises

Zaventem, BELGIUM

May 4, 2018